Exhibit 99.1

Crescent Point Releases 2023 Sustainability Report

CALGARY, AB, June 28, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) is pleased to announce the release of its 2023 Sustainability Report (the "Report") highlighting the Company's strong environmental, social and governance ("ESG") performance.

Crescent Point remains on track to achieve each of its environmental targets which are comprised of initiatives centered around reducing emissions, freshwater use and the number of inactive wells across its land base. Building upon these environmental targets, the Company has also introduced new targets to further strengthen its commitment to safe operations and Indigenous engagement.

"Our 2023 Sustainability Report showcases our strong performance and strategic approach in managing our ESG priorities," said Craig Bryksa, President and CEO of Crescent Point. "We continue to lead by example, delivering on our purpose of 'Bringing Energy To Our World - The Right Way' by integrating ESG practices throughout our organization. Our position as a leader in the industry is also evident in our record safety scores and our continued success in meeting our ambitious environmental targets. Furthermore, our portfolio strategy and continued optimization of our asset base reflects our focus on high-quality resource plays with long-term sustainability."

2022 KEY HIGHLIGHTS

  Achieved safest year on record for both Serious Incident Frequency (SIF) and Total Recordable Injury Frequency (TRIF), demonstrating strong safety culture and active engagement with staff and contractors.
  Achieved previous target to reduce scope 1 emissions intensity by 50 percent ahead of schedule and built upon this success by establishing new, more aggressive, emissions targets to reach a combined scope 1 & 2 emissions intensity of 0.024 tCO2e/boe by 2025 and 0.020 tCO2e/boe by 2030.
  Established two new water targets to reduce surface freshwater use in the Company's southeast Saskatchewan completions by 50 percent by 2025 and to develop strategic water management plans for all major operating areas.
  Safely decommissioned 240 inactive wells as part of target to reduce inactive well inventory by 30 percent by 2031.
  Continued to dedicate three to five percent of annual maintenance capital to fund environmental stewardship initiatives.
  Demonstrated ongoing commitment to diversity and inclusion through the Company's Women's Leadership Network, expanded campus recruitment strategy and scholarship programs.
  Donated $2.2 million to support more than 450 charitable organizations and community groups.

NEW ESG TARGETS

  Established two new safety targets to promote safe work practices and strengthen support for mental health.
  Enhanced Indigenous engagement and set new targets for Indigenous awareness training for all staff and Board members.

The full Report, including a downloadable PDF and data tables, is available on Crescent Point's website at www.crescentpointenergy.com.

FOR MORE INFORMATION ON CRESCENT POINT'S SUSTAINABILITY INITIATIVES, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets

David Gowland, Director, ESG & Stakeholder Engagement

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned", "target" and other similar expressions, but these words are not the exclusive means of identifying such statements. In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Corporation is on track to achieve each of its environmental targets; long-term sustainability of resource plays; ESG targets, based on the assumptions specified in this press release, including: a combined scope 1 and 2 emissions intensity of 0.024 tCO2e/boe by the year 2025 and a 0.020 tCO2e/boe emissions intensity level by the year 2030, reducing surface freshwater use in our southeast Saskatchewan completions by 50% by 2025, developing a strategic water management plan for major operating areas, reducing our inactive well inventory by 30% by 2031, enhanced safety targets and benefits thereof; enhanced Indigenous awareness training by year-end 2024; and 3-5% of our annual maintenance capital dedicated to fund environmental stewardship initiatives.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended March 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2022, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Guidance" and in the Management's Discussion and Analysis for the three months ended March 31, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainty of government policy changes; and other factors, many of which are outside the control of the Company.

The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time. In addition, with respect to forward-looking information contained in this press release, assumptions have been made regarding, among other things: future crude oil and natural gas prices; future interests rates and currency exchange rates; future cost escalation under different pricing scenarios; the corporation's future production levels; the applicability of technologies for recovery and production of the corporation's reserves and improvements therein; the recoverability of the corporation's reserves; Crescent Point's ability to market its production at acceptable prices; future capital expenditures; future cash flows from production meeting the expectations stated in this press release; future sources of funding for the corporation's capital program; the corporation's future debt levels; geological and engineering estimates in respect of the corporation's reserves; the geography of the areas in which the corporation is conducting exploration and development activities; the impact of competition on the corporation; regulatory frameworks and the corporation's ability to obtain financing on acceptable terms.

These assumptions, risks and uncertainties could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements. The impact of any one assumption, risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent. Certain information contained herein has been prepared by third-party sources. Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2023/28/c3861.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 08:30e 28-JUN-23